Exhibit 99.1

Telenor honors its obligation to take delivery of VimpelCom Ltd. preferred shares from Weather, seeks parity with Altimo

(Fornebu, Norway – 1 October 2012) On 28 September 2012, Telenor honored its obligation to take delivery of 71,000,000 VimpelCom Ltd. preferred shares from Weather Investments II S.à r.l. for USD 113,600,000 in connection with Weather’s 15 August exercise of its put option covering such shares. Telenor now owns 42.95% of VimpelCom Ltd.’s voting shares.

“Under the terms of the option agreement Telenor entered into with Weather in February 2012, Telenor was obligated to take delivery of Weather’s remaining VimpelCom Ltd. preferred shares following Weather’s exercise of its put option,” said Telenor spokesman Dag Melgaard. “However, as a business matter and in view of the history of the relevant transactions, we seek a solution including Altimo, Bertofan and Telenor that gives Altimo and Telenor parity in VimpelCom Ltd. To this end, Telenor proposes that Altimo and Telenor offer to buy the preferred shares held by Bertofan Investments Limited for a full and fair price, and in such proportions as will secure equal ownership positions for Altimo and Telenor after such transaction.”

Telenor invites its co-shareholder Altimo to work with Telenor to restore proper corporate governance in VimpelCom Ltd. through supporting Telenor’s parity initiative. Telenor seeks no change to the corporate governance structure of VimpelCom Ltd., including the current board structure. Further, Telenor also calls upon the Russian authorities to support this initiative in order to find a constructive solution that would satisfy all parties and to avoid escalation of the current conflict on the basis of the purported extra-territorial injunctions issued by the Moscow Arbitrazh Court.

“Telenor proposes a concerted and comprehensive effort to restore proper corporate governance in VimpelCom Ltd. We call upon all stakeholders to show pragmatism and offer support to this effort, which clearly would be helpful to the company and all shareholders,” said Mr. Melgaard.

Background

Telenor acquired 234,000,000 VimpelCom Ltd. preferred shares from Weather in February 2012 and entered into an option agreement covering Weather’s remaining 71,000,000 preferred shares- in total, 305,000,000 shares. In April 2012, the Federal Antimonopoly Service of the Russian Federation (FAS) brought a lawsuit against Telenor and Weather in a Russian court, claiming, among other things, that Weather and Telenor jointly controlled OJSC VimpelCom, VimpelCom Ltd.’s principal Russian subsidiary, in purported violation of Russian law. On 15 August, Altimo Cooperatief U.A., a Dutch company, acquired 305,000,000 VimpelCom Ltd. common shares from Weather. After the completion of the put option transaction on 28 September, according to its public filings, Weather now holds only 0.04% of the voting shares in VimpelCom Ltd. Through these transactions, Telenor and Altimo have each acquired 14.8% of the voting shares in VimpelCom Ltd. from Weather.

In June 2011, Altimo transferred VimpelCom Ltd. preferred shares representing approximately 6.0% of VimpelCom Ltd.’s voting shares to Forrielite Limited, a Cyprus registered company controlled by Oleg Kiselev, a former Alfa Group executive. Forrielite subsequently transferred the same block of preferred shares to Bertofan Investments Limited, a Cyprus company controlled by Victor Pinchuk’s EastOne Investments. Based on public filings made by Altimo and Bertofan, the record shows that Altimo’s and Bertofan’s respective holdings amount to 46.53% of VimpelCom Ltd.’s voting shares.

Contact:

Dag Melgaard, Communication Manager, Telenor Group,

tel: (+47) 901 92 000, e-mail: dag.melgaard@telenor.com